SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         AMENDMENT NO. 2 TO SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        PRICE COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    741437305
                                 (CUSIP NUMBER)

                                FIR TREE PARTNERS
                           1211 Avenue of the Americas
                                   29th Floor
                            New York, New York 10036
                            Tel. No.: (212) 398-3500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -
                             Eliot D. Raffkind, Esq.
                     Akin, Gump, Strauss, Hauer & Feld, LLP
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                February 7, 1997
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 453235103            13D             Page ___ of   ___Pages
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          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    1     Fir Tree, Inc. d/b/a Fir Tree Partners
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
    2                                                                    (b)[ ]
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    3     SEC USE ONLY

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          SOURCE OF FUNDS*

    4     AF, WC
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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5     TO ITEM 2(d) or 2(e)                                             [ ]

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          CITIZENSHIP OR PLACE OF ORGANIZATION

    6     USA
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        NUMBER OF               SOLE VOTING POWER
         SHARES             7   0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY                SHARED VOTING POWER
          EACH
        REPORTING           8   0
       PERSON WITH        ------------------------------------------------------
                                SOLE DISPOSITIVE POWER

                            9   0
                          ------------------------------------------------------
                                SHARED DISPOSITIVE POWER

                           10   0
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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11     0
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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES*                                                [ ]

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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13     0.0%
--------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON*
   14     CO, IN
================================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 2 TO SCHEDULE 13D

             This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed on behalf of Fir Tree, Inc., a New York Corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal of Fir Tree Partners, as an amendment to the initial statement on Schedule 13D, relating to shares of Common Stock of Price Communications Corporation (the "Issuer"), as filed with the Securities and Exchange Commission (the "Commission") on September 14, 1995 and amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 18, 1995.

             This Amendment No. 2 relates to shares of Common Stock of the Issuer sold by Fir Tree Partners to the Issuer for the account of (i) Fir Tree Value Fund, L.P. ("Fir Tree Value Fund"), of which Mr. Tannenbaum is the general partner, (ii) Fir Tree Institutional Value Fund, L.P. ("Fir Tree Institutional"), of which Mr. Tannenbaum is a member of the general partner, and
(iii) Fir Tree Value Partners LDC ("Fir Tree LDC"), of which Mr.
Tannenbaum acts as investment advisor.

             ITEM 1.    SECURITY AND ISSUER

             Securities disposed: Shares of Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock")

             Issuer:   Price Communications Corporation
                        45 Rockefeller Plaza, Suite 3201
                               New York, NY 10020
                             Tel. No. (212) 757-5600

             ITEM 2.    IDENTITY AND BACKGROUND

             Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners, provides investment management services to private individuals and institutions, and is located at 1211 Avenue of the Americas, 29th Floor, New York, NY 10036. Mr. Tannenbaum is the sole shareholder, executive officer, director and principal of Fir Tree Partners. Mr. Tannenbaum's principal occupation is investment management and he is a United States citizen. His business address is Fir Tree Partners, 1211 Avenue of the Americas, 29th Floor, New York, NY 10036. Neither Fir Tree Partners nor Mr. Tannenbaum has been convicted in a criminal proceeding during the last five years. Neither Fir Tree Partners nor Mr. Tannenbaum is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

             ITEM 3.    SOURCE AND AMOUNT OF FUNDS

             Pursuant to a letter agreement, dated February 7, 1997, Fir Tree Partners sold (i) 868,579 shares of Common Stock through Fir Tree Value Fund for $9,120,079.50, (ii) 99,410 shares of Common Stock through Fir Tree Institutional for $1,043,805.00 and (iii) 45,205 shares of Common Stock through Fir Tree LDC for $474,652.50, for a total sale price of $10,638,537.00.

             Between November 1, 1995 and June 13, 1996, Fir Tree Partners invested (i) $758,301 in shares of Common Stock through Fir Tree Value Fund for a total investment of $4,589,619 for Fir Tree Value Fund, (ii) $72,875 in shares of Common Stock through Fir Tree Institutional for a total investment of $72,875 for Fir Tree Institutional and (iii) $73,355 in shares of Common Stock through Fir Tree LDC for a total investment of $994,808 for Fir Tree LDC.

             ITEM 4.    PURPOSE OF THE TRANSACTION

             Fir Tree Partners and Mr. Tannenbaum acquired all shares of Common Stock for portfolio investment purposes and disposed of all such shares of Common Stock on February 7, 1997. Fir Tree Partners and Mr. Tannenbaum reserve the right to acquire, or dispose of, additional securities of the Issuer or any of its securities, in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

             ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

             (a) Fir Tree Partners is the beneficial owner of no shares of Common Stock or 0.0% of the shares outstanding.

             (b) Fir Tree Partners had the sole power to vote and dispose of the shares of Common stock beneficially held by Fir Tree Value Fund, Fir Tree LDC and Fir Tree Institutional.

             (c)  Not Applicable.

             (d)  Not Applicable.

             (e)  Not Applicable.

             ITEM  6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS
                      WITH RESPECT TO SECURITIES OF THE ISSUER

             Pursuant to a letter agreement, dated February 7, 1997, between Fir Tree Partners and Price Communications Corporation, Fir Tree Partners sold (i) 868,579 shares of Common Stock through Fir Tree Value Fund for $9,120,079.50,
(ii) 99,410 shares of Common Stock through Fir Tree Institutional for $1,043,805.00 and (iii) 45,205 shares of Common Stock through Fir Tree LDC for $474,652.50, for a total sale price of $10,638,537.00.

             ITEM  7. MATERIAL TO BE FILED AS EXHIBITS

             Exhibit A - Letter Agreement, dated February 7, 1997, between
                        Fir Tree Partners and Price Communications Corporation.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 1997

                                    Fir Tree, Inc. d/b/a Fir Tree Partners

                                    /s/ JEFFREY TANNENBAUM
                                    By: JEFFREY TANNENBAUM, President

                                    /s/ JEFFREY TANNENBAUM
                                        Jeffrey Tannenbaum

                                                                      EXHIBIT A

                                FIR TREE PARTNERS

February 7, 1997

Mr. Robert Price
Price Communications Corporation
45 Rockefeller Center
Suite 3201
New York, New York  10020

Dear Bob:

Pursuant to our agreement on Thursday, February 6, 1997, this is written confirmation of our agreement to sell and Price Communication's agreement to buy from us 1,013,194 shares of Price Communications Corporation (Ticket: PR) at a price of $10.50 per share for a total of $10,638,537.00. The shares will be sold by the entities listed below. Please note that 504,549 shares were purchased more than two years ago, and that the remaining balance of 508,645 were purchased within the past two years.

       868,579       Fir Tree Value Fund, L.P.
        99,410       Fir Tree Institutional Value Fund, L.P.
        45,205       Fir Tree Value Partners LDC II
       -------
     1,013,194

Please issue checks as follows:

 $9,120,079.50       Fir Tree Value Fund, L.P. (034-21700)
  1,043,805.00       Fir Tree Institutional Value Fund, L.P. (045-21703)
    474,652.50       Fir Tree Value Partners LDC II (037-21716)
  ------------
$10,638.537.00       Total

Please sign below to confirm you understanding of this agreement and fax it back to me at (212) 575-5576. Please call me at (212) 398-3500 if you have any questions.

Sincerely,

/s/ JEFFREY TANNENBAUM
    Jeffrey Tannenbaum

Accepted by:

/S/ ROBERT PRICE
    Robert Price,
CEO, Price Communications Corporations